Cadre Institutional Investors Trust

Form N-SAR Exhibit 77C: Submission of Matters to a Vote of Security Holders


At a special meeting of shareholders of Cadre Institutional Investors Trust (the "Trust") held on September 17, 2008, shareholders of record as of August 15, 2008 of the Trust's Cadre Liquid Asset Fund - Money Market Series, Cadre Reserve Fund - U.S. Government Series and Cadre Reserve Fund - Money Market Series (each a "Fund," and collectively, "Funds") voted on a proposal to approve an Agreement and Plan of Reorganization (the "Agreement") between the Trust and Commonwealth Cash Reserve Fund, Inc. ("CCRF", to be renamed "PFM Funds"). Pursuant to the Agreement, substantially all of the assets and liabilities of each of the Funds would be acquired by PFM Funds in exchange for shares of PFM Funds (the "Reorganization").

The shares voted by each of the Funds on the proposal to approve the Agreement were as follows:

                     Cadre Liquid Asset       Cadre Reserve      Cadre Reserve
                        Fund - Money          Fund - Money        Fund - U.S.
                        Market Series         Market Series    Government Series
--------------------------------------------------------------------------------
Votes For                22,132,613.37        151,985,643.62    168,122,933.62
Votes Against                     -                 -                 -
Abstentions                 165,061.81              -                 -

The votes cast above were sufficient to approve the Agreement and the Reorganization was effected on September 29, 2008.